

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Robert Regular
Chief Executive Officer
Kitara Holdco Corp.
525 Washington Blvd., Suite 2620
Jersey City, NJ 07310

> **Re:** **Kitara Holdco Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 8, 2014**
> **File No. 333-199892**

Dear Mr. Regular:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated December 2, 2014.

Unaudited Pro Forma Condensed Combined Financial Statements

Note to Unaudited Pro Forma Condensed Combined Financial Statements

III. Pro Forma Adjustments

Pro Forma Condensed Combined Balance Sheet – as of September 30, 2014, page 109

1.   We note the revisions made in response to prior comment 16; however, it appears that you have not disclosed the total purchase price. Please revise accordingly. Also, please revise to disclose the purchase price allocation.

Kitara Media Corp. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Account Policies

Revenue Recognition, page FS-29

2.   Your response to prior comment 37 describes application and display advertising and video advertising revenue streams. Please revise your policy disclosure to describe your different revenue streams and your basis for gross presentation for each revenue stream. Refer to ASC 235-10-50-3.

3.   We note your response to prior comment 37. Please provide us with the following
        additional information for your application advertising and display advertising:

- Quantify the amount of revenue generated for each period presented;
- Provide us with a specific and comprehensive discussion of the terms of your
  arrangements with advertisers. Clarify the parameters an advertiser typically
  negotiates. Clarify if you have a contractual obligation to deliver a set number of
  clicks or actions. If appropriate, tell us if there are situations in which you have
  been unable to deliver the number of clicks or actions desired by the advertiser and
  how the situation has been remedied;
- Provide us with more details regarding how pricing is determined in these
  arrangements. Clarify if the price you will charge an advertiser is agreed to at the
  outset of the arrangement. Clarify if and when there are instances in which the price
  you pay a publisher is greater than the price you can charge to an advertiser;
- Provide us with more details regarding the nature of the fees you remit to
  publishers. For example, clarify if the fees are a percentage of amounts charged to
  the advertisers;
- Quantify the typical percentage or range of percentages of fees paid to a publisher
  relative to the price paid by an advertiser;
- Clarify the timing of the purchase of "real estate" on a publisher's application. If
  purchased prior to your arrangement with an advertiser, clarify how this purchase is
  located such that it is within the parameters specified by the advertisers;
- Provide us with more specific details regarding how you match an advertiser to a
  publisher; and
- Provide us with copies of arrangements you enter into with your advertisers and with
  your publishers.

4.   We note your response to prior comment 37. Please provide us with the following
        additional information regarding your video advertising arrangements:

- Quantify the amount of revenue generated for each period presented;
- Please provide us with a specific and comprehensive discussion of the terms of your
  arrangements with advertisers. Clarify the parameters an advertiser typically
  negotiates. Clarify if you have a contractual obligation to deliver a set number of
  video advertisements. If appropriate, tell us if there are situations in which you have
  been unable to deliver the number of video advertisements by the advertiser and how
  the situation has been remedied;
- Provide us with more specific details regarding how the PROPEL + technology
  matches an advertiser to a publisher;
- Provide us with more specific details regarding your involvement in the creation of
  the video advertisement;
- Describe the nature and terms of your partnerships with content providers;

- In your response you indicate that you purchase "real estate" on a publisher's website. On page 122 of your filing you refer to your portfolio of owned-and-operated media sites. Clarify the media sites and ownership of media sites on which video advertisements are placed;
- If video advertisements are on publisher's websites, clarify the timing of the purchase of "real estate." If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers;
- Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay publisher is greater than the price you can charge to an advertiser;
- Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers;
- Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser; and
- Please provide us with copies of arrangements you enter into with your advertisers and with your publishers and content providers.

Future Ads LLC Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue recognition, page FS-61

5.   We note your response to prior comment 40. Please provide us with the following additional information related to revenue generated from your third-party applications:

- Quantify the amount of revenue generated for each period presented. Please also quantify amounts generated from advertisers using the Future Ads platform on a self-serve model versus a managed services option;
- Provide us with a specific and comprehensive discussion of the differences in services provided under a self-serve model versus a managed service option;
- Provide us with a specific and comprehensive discussion of how an advertiser is matched to a third party application developer;
- Describe any circumstances in which you are contractually obligated to deliver a set number of advertising units to your advertiser customers;
- We note you have revenue sharing arrangements with your third party application developers. Please further describe the terms of these arrangements and tell us what amounts are shared with these developers. Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser;

- We note your statements that you bear risk if not all purchased inventory gets sold and that you will sometimes sell advertising units at a loss. Please help us understand if and when you purchase advertising units in advance for your third-party applications;
- Explain how you concluded that you establish the pricing of advertising units considering that it appears that the price is actually determined via the bidding process; and
- Please provide us with copies of arrangements you enter into with your advertisers for both a self-serve model versus a managed services option. In addition, please provide us with copies of arrangements you enter into with your third party application developers.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Adviser

cc: Via E-mail
        David Alan Miller, Esq.
        Graubard Miller